Filed by Pacific Ethanol, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Aventine Renewable Energy Holdings, Inc.

(Commission File No. 001-32922)

The following is the text of a frequently asked questions communication provided to the employees of Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. on April 20, 2015.

Merger of Pacific Ethanol, Inc. and

Aventine Renewable Energy Holdings, Inc.

MORE ANSWERS TO MOST FREQUENTLY ASKED QUESTIONS

Although there are still many unanswered questions, the following Q & A was prepared to help address some of the questions we have been receiving.  Please remember that we are in the “quiet period” before the merger is finalized which limits what we may communicate.  With that in mind, please read the Q & A below and if you have a question that is not addressed, please contact your manager or HR so we can either answer it or put it on the list for the next Q & A.  Thank you.

Question	Answer
What is my position in the merged company? When will I know the details regarding my position, reporting relationships and compensation?

Before the merger is closed there is a small group of management personnel with whom Pacific Ethanol needs to discuss future employment plans. Between now and the closing, Pacific Ethanol will meet with those managers and seek to formalize post-merger employment arrangements. Outside of that small group of managerial leadership, Pacific Ethanol will not be able to finalize its plans until much closer to the closing date. However, Pacific Ethanol hopes to meet as many Aventine personnel as possible in the coming weeks in order to have informal discussions, solicit input and answer as many personnel questions as possible. As the closing date nears, Pacific Ethanol’s plans, particularly as to the structure of management, will be resolved, and Pacific Ethanol will communicate its plans to those affected as soon as it is practical to do so.

When the merger is finalized, Pacific Ethanol leadership will have open access to all Aventine personnel for the first time, and vice versa. We will communicate our plans and priorities promptly, and make sure that the means to get answers to all your questions are established.

Will my health benefits (medical, dental and vision) change as a result of the merger? If so, what will change, and when?	The Aventine health benefits plan year ends June 30th. Aventine management will negotiate the new benefit plans that will take effect on July 1st, independent of the potential merger. Any changes that are made will be communicated to you by Aventine management via the typical process leading up to your open enrollment. In the event that the merger is finalized before July 1st, Pacific Ethanol will not stop the open enrollment process that has already been set in motion. However, following the merger, Pacific Ethanol will further explore benefit options to see if there is an opportunity to improve the current offerings. If that is the case, employees will be given adequate notice of any potential changes.

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What if I have been approved for a vacation a few months after the merger? Will that approval still be honored?	Yes. Pacific Ethanol intends to honor any previously scheduled vacations or other time off.
What changes will I see on day one of the merger?	There will be many changes following the merger as we seek to effectively integrate the two companies. However, many of the changes will not take place or even be known until well after the merger effective date. On the first day after the merger, it will be primarily business as usual. For example, paychecks will continue to be processed as they are now. Health insurance will continue as before, and your work assignments will be the same unless you were notified of a change.
What is my role going forward? Does my salary change?	If your title, compensation or work location is changing in any way, you will be notified in writing. If you do not receive such a notice, then you should assume your work conditions have not changed. Pacific Ethanol will continuously consider changes to improve processes, efficiency, etc., so you should be aware that change is always a possibility. However, Pacific Ethanol will give as much notice as possible when changes are necessary.
Generally, what are Pacific Ethanol’s plans regarding employee compensation? Are wages changing?	Pacific Ethanol has no plans to reduce anyone’s base compensation. As discussed above, benefits will evolve, as will other elements of compensation such as incentive programs. The ongoing goal is to compensate people reasonably and fairly and to provide incentives to excel. Compensation packages may also change in connection with changes in an individual’s duties and responsibilities.
Will the safety incentive plan continue?	Yes, the safety incentive that is currently being utilized will continue until such time as it is viewed as ineffective or if a better alternative has been identified.
401K	Pacific Ethanol intends to offer a very similar 401(k) plan with the same employer match as the current Aventine plan. The transition of the plans may require some actions by employees to elect new investments, and/or to actively choose the roll-over option.
Timing? When will it happen?	The exact timing of the merger is not predictable. Our original estimate was that the deal would finalize during Q2, and that estimate has not changed.

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This communication is being made in respect of the proposed merger between Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. In connection with the proposed merger, Pacific Ethanol has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pacific Ethanol and Aventine that also constitutes a prospectus of Pacific Ethanol. Upon effectiveness of the registration statement, a definitive joint proxy statement/prospectus will be delivered to the stockholders of Pacific Ethanol and Aventine.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Pacific Ethanol through the website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the documents filed with the Securities and Exchange Commission by Pacific Ethanol will be available free of charge on Pacific Ethanol’s internet website at www.pacificethanol.com or by contacting Pacific Ethanol’s investor relations agency, LHA, at (415) 433-3777.

Pacific Ethanol, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Pacific Ethanol is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 16, 2015, and amended pursuant to Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the Securities and Exchange Commission on April 13, 2015. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Pacific Ethanol’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect Pacific Ethanol’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Aventine merger, including future financial and operating results, Pacific Ethanol’s or Aventine’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Pacific Ethanol’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Pacific Ethanol’s current expectations depending upon a number of factors affecting Pacific Ethanol’s business, Aventine’s business and risks associated with merger transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine merger; subsequent integration of Aventine and the ability to recognize the anticipated synergies and benefits of the Aventine merger; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pacific Ethanol and Aventine stockholder approvals; the risk that a condition to closing the Aventine merger may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Pacific Ethanol shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pacific Ethanol’s and Aventine’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to Pacific Ethanol’s and Aventine’s facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase Pacific Ethanol’s consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in Pacific Ethanol’s periodic public filings with the Securities and Exchange Commission, including but not limited to Pacific Ethanol’s “Risk Factors” section contained in Pacific Ethanol’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 13, 2015 and from time to time in Pacific Ethanol’s other investor communications. Except as expressly required by law, Pacific Ethanol disclaims any intent or obligation to update or revise these forward-looking statements.

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